Dreyfus Florida Intermediate Municipal Bond Fund
Statement of Investments
September 30, 2004 (Unaudited)

Long-Term Municipal Investments--99.0%	Principal Amount ($)	Value ($)
Florida--91.4%		
Boynton Beach, Utility Systems Revenue		
5.375%, 11/1/2008 (Insured; FGIC)	1,000,000	1,086,020
Brevard County Health Facilities Authority, Revenue		
(Holmes Regional Medical Center)		
5.30%, 10/1/2007 (Insured; MBIA)	3,000,000	3,205,980
Brevard County Housing Finance Authority, MFHR		
(Windover Oaks) 6.90%, 2/1/2027	2,000,000	2,120,420
Broward County School Board, COP:		
5.375%, 7/1/2013 (Insured; FSA, Prerefunded 7/1/2011)	4,370,000 a	4,955,667
5.50%, 7/1/2014 (Insured; FSA, Prerefunded 7/1/2011)	4,715,000 a	5,420,647
Capital Projects Finance Authority, Student Housing		
Revenue (Capital Projects Loan Program)		
5.50%, 10/1/2016 (Insured; MBIA)	4,285,000	4,662,551
Charlotte County, Utility Revenue		
5.40%, 10/1/2008 (Insured; FGIC)	1,210,000	1,311,991
Clay County Housing Finance Authority, Revenue		
(Multi-County Program) 4.85%, 10/1/2011		
(Collateralized: FNMA & GNMA)	1,110,000	1,169,751
Cocoa, Water and Sewer Revenue		
5.50%, 10/1/2019 (Insured; AMBAC)	2,815,000	3,254,731
Dade County:		
Special Obligation Revenue:		
(Solid Waste System)		
6%, 10/1/2006 (Insured; AMBAC)	2,565,000	2,767,815
Zero Coupon, 10/1/2010 (Insured; AMBAC)	6,825,000	5,499,380
Water and Sewer Systems Revenue		
6.25%, 10/1/2011 (Insured; FGIC)	2,115,000	2,517,569
Escambia County Health Facilities Authority, Revenue		
(Ascension Health Credit Group) 5.25%, 11/15/2013	2,000,000	2,215,740
Florida Board of Education:		
Capital Outlay (Public Education):		
5.50%, 6/1/2010	5,725,000	6,105,426
5.50%, 6/1/2018	5,000,000	5,578,050
Lottery Revenue:		
5.25%, 7/1/2018 (Insured; FGIC)	9,330,000	10,269,438
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000	2,750,250
5.25%, 7/1/2019 (Insured; FGIC)	3,675,000	4,037,171
Florida Department of Environmental Protection, Revenue:		
5.75%, 7/1/2009 (Insured; FGIC)	5,100,000	5,792,886
(Florida Forever) 5.375%, 7/1/2017 (Insured; MBIA)	3,450,000	3,848,579

Florida Municipal Loan Council, Revenue (North Miami Beach Water) 5.375%, 8/1/2018 (Insured; MBIA)	1,990,000	2,211,825
Florida Municipal Power Agency, Revenue (Stanton II) 5.50%, 10/1/2015 (Insured; AMBAC)	3,635,000	4,094,028
Florida Ports Financing Commission, Revenue (Transportation Trust Fund - Intermodal Program) 5.50%, 10/1/2016	1,745,000	1,898,438
Florida Turnpike Authority, Turnpike Revenue (Department of Transportation) 5.25%, 7/1/2023	1,945,000	2,065,123
Florida Water Pollution Control Financing Corp., Water Pollution Control Revenue 5.25%, 1/15/2021	2,545,000	2,788,658
Halifax Hospital Medical Center, HR 5%, 10/1/2010 (Insured; MBIA)	1,750,000	1,901,778
Hialeah Gardens, IDR (Waterford Convalescent) 7.875%, 12/1/2007	510,000	513,437
Hillsborough County, Utility Revenue:		
Zero Coupon, 8/1/2006 (Insured; MBIA)	5,000,000	4,819,550
5.50%, 8/1/2011 (Insured; AMBAC)	2,000,000	2,282,720
5.50%, 8/1/2014 (Insured; AMBAC)	3,205,000	3,710,941
Hillsborough County Industrial Development Authority HR (Tampa General Hospital) 5.25%, 10/1/2015	3,000,000	3,178,710
Hillsborough County School Board, COP 5%, 7/1/2016 (Insured; MBIA)	2,625,000	2,836,234
Hillsborough County School District, Sales Tax Revenue 5.375%, 10/1/2014 (Insured; AMBAC)	1,500,000	1,687,410
Jacksonville:		
Guaranteed Entitlement Revenue (Refunding & Improvement) 5.375%, 10/1/2016 (Insured; FGIC)	3,080,000	3,437,927
Sales Tax Revenue:		
5.50%, 10/1/2014 (Insured; AMBAC)	1,500,000	1,698,015
5.50%, 10/1/2015 (Insured; AMBAC)	1,500,000	1,695,825
(River City Renaissance) 5.125%, 10/1/2018 (Insured; FGIC)	2,500,000	2,623,050
Lake Worth 5.80%, 10/1/2005 (Insured; AMBAC)	1,000,000	1,040,600
Lakeland, Electric and Water Revenue 5.90%, 10/1/2007	2,385,000	2,647,040
Lee County, Transportation Facilities Revenue 5.50%, 10/1/2015 (Insured; AMBAC)	2,500,000	2,826,375
Martin County, Utility System Revenue:		
5.50%, 10/1/2011 (Insured; FGIC)	1,000,000	1,143,610
5.50%, 10/1/2012 (Insured; FGIC)	1,065,000	1,226,188
5.50%, 10/1/2013 (Insured; FGIC)	1,485,000	1,718,249

Miami:		
5.80%, 12/1/2005 (Insured; FGIC)	1,340,000	1,403,007
Homeland Defense/Neighborhood		
5.50%, 1/1/2016 (Insured; MBIA)	3,000,000	3,333,510
Miami-Dade County, Public Service Tax Revenue		
(Umsa Public Improvements)		
5.50%, 4/1/2016 (Insured; AMBAC)	2,190,000	2,449,997
Miami-Dade County School Board, COP		
5.25%, 8/1/2008 (Insured; AMBAC)	2,500,000	2,754,825
Northern Palm Beach County Improvement District		
(Water Control & Improvement Unit Development)		
5.75%, 8/1/2014	950,000	994,166
Orange County, Tourist Development Tax Revenue:		
5.50%, 10/1/2011 (Insured; AMBAC)	3,030,000	3,386,177
5%, 10/1/2015 (Insured; AMBAC)	1,010,000	1,087,376
Orange County Health Facilities Authority, HR		
(Orlando Regional Healthcare) 6.25%, 10/1/2011		
(Insured; MBIA)	1,770,000	2,109,344
Orlando Utilities Commission, Water and Electric Revenue:		
5.80%, 10/1/2006	6,030,000	6,490,873
5.80%, 10/1/2007	1,175,000	1,298,598
Palm Beach County:		
Criminal Justice Facilities Revenue		
5.375%, 6/1/2010 (Insured; FGIC)	1,825,000	2,057,980
(Land Acquisition Program) 5.375%, 6/1/2014	1,000,000	1,128,300
Public Improvement Revenue (Convention Center)		
5.50%, 11/1/2013		
(Insured; FGIC, Prerefunded 11/1/2011)	1,785,000 a	2,046,074
Palm Beach County School Board, COP:		
6%, 8/1/2016 (Insured; FGIC, Prerefunded 8/1/2010)	4,000,000 a	4,682,040
5.50%, 8/1/2018 (Insured; FSA)	4,910,000	5,542,850
Palm Beach County Solid Waste Authority, Revenue		
5.50%, 10/1/2006 (Insured; AMBAC)	3,000,000	3,206,670
Pinellas County Health Facilities Authority,		
Health Systems Revenue (Baycare Health)		
5%, 11/15/2012 (Insured; MBIA)	6,410,000	7,074,140

Plant City, Utility Systems Revenue (Improvement) 6%, 10/1/2015 (Insured; MBIA)		2,200,000	2,625,810
Plantation, Revenue (Public Improvement Projects) 5.375%, 8/15/2011 (Insured; FSA)		5,370,000	6,090,761
Sunrise, Public Facilities Revenue 6.20%, 10/1/2004 (Insured; MBIA)		1,000,000	1,000,130
Tampa: Cigarette Tax Allocation (H Lee Moffitt Cancer) 5%, 3/1/2008 (Insured; AMBAC)		2,000,000	2,177,180
Utility Tax and Special Revenue 5.25%, 10/1/2021 (Insured; AMBAC)		1,000,000	1,088,940
Tampa Bay, Water Utility Systems Revenue 5.125%, 10/1/2015 (Insured; FGIC, Prerefunded 10/1/2008)	3,205,000 a		3,566,204
Volusia County School Board, Sales Tax Revenue 5.375%, 10/1/2015 (Insured; FSA)		4,000,000	4,476,600

U.S. Related--7.6%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds: 5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,000,000 a		1,143,980
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	3,000,000 a		3,431,940
Puerto Rico Commonwealth Highway and Transportation Authority, Revenue: Highway 5.50%, 7/1/2013 (Insured; MBIA)		2,500,000	2,901,625
Transportation 5.25%, 7/1/2012 (Insured; MBIA)		2,440,000	2,702,446
Puerto Rico Commonwealth Public Improvement 5.50%, 7/1/2013 (Insured; FSA)		2,000,000	2,321,300
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) 5.25%, 7/1/2020 (Insured; XLCA)		2,000,000	2,276,100
Virgin Islands Public Finance Authority, Revenue 5.625%, 10/1/2010		2,000,000	2,147,420
Total Investments (cost $ 207,377,604)	**99.0%**		**221,612,156**
Cash and Receivables (Net)	**1.0%**		**2,154,043**
Net Assets	**100.0%**		**223,766,199**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(b) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.